February 2, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 7010

Attn.:   Rufus Decker, Accounting Branch Chief

Re:	Solar Thin Films, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Form 10-Q for the quarter ended September 30, 2008
File No. 001-13549

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 of Solar Thin Films, Inc. (the "Company") by letter dated December 10, 2008 to Mr. Robert Rubin, the Company's Chief Financial Officer, and have set forth below the Company's responses.  The responses correspond to the numbered items in the Commission's letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.      Comment:

Where a comment below requests additional disclosures or other revisions to be made,please show us in your supplemental response what the revisions will look like. Theserevisions should be included in your future filings, including your interim filings.

Response:

In the Company’s responses to the comments of the Commission which requests additional disclosures or other revisions to be made, the Company has showed the Commission what the revisions will look like in the form of a supplemental response included herein.  In addition, the Company acknowledges and confirms that such revisions will be included in its future filings with the Commission, including the Company’s future interim filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2.	Comment:

Please revise to more fully explain fluctuations in your balance sheet. For example, it is unclear from your discussion why inventory decreased from $1.5 million at December 31, 2006 to $192,000 at December 31, 2007 or why prepaid expenses decreased from $655,717 at December 31, 2006 to $0 at December 31, 2007. Please refer to Item 303(a) of Regulation S-K. Discuss these decreases as they relate to your discussion within Liquidity and Capital Resources as well.

Response:

The Company proposes the following additions in response to this comment of the Commission:

Operational activity effecting Key Balance Sheet Components

The large fluctuations in inventory and prepaid expense is the result of a $4 million equipment order that was received and placed into production in 2006, and completed and delivered by the second half of 2007. As a result, there were substantial levels of prepaid expense and inventory as of December 31, 2006, as compared to the levels as of December 31, 2007 subsequent to completion of the delivery.

Specifically, our inventories decreased from $1,511,239 to $191,715, or by $1,319,524, and our prepaid expenses comprised primarily of customer deposits decreased from $655,717 to $0.

The Company advises the Commission of the following, which we will incorporate into our future filings where applicable:

Our manufacturing plant produces photovoltaic thin film modules that consist of 15 to 20 technically different pieces of equipment to be shipped to customers for them to build a factory as per the customers’ specifications.  Each piece of equipment can be placed physically in separate locations within a factory.  During the production process glass (and related basic materials) is moved from one piece of equipment to the other until the final modules are ready.  The process starts with glass washing and goes through several technical steps including, but not limited to, heating, thin film deposition, cooling, and lamination.  Each piece of equipment is associated either with one step in the production process,  or with transport of the glass from one process to another.  Typically, the production movements are primarily done manually.

In addition to the “hardware” required to commence production, a manufacturing plant also requires preparation of software programs, which are typically integrated into the specialized equipment. This software controls the operation of equipment including, for example, the timing and selection of gases used to deposit thin films on glass surfaces in a controlled vacuum environment.

Customers of the Company may order the following products and services:

(a)  Selected hardware equipment including associated software and installation based on the specifications of the Company or the customer;

(b)      All of the hardware equipment including associated software and installation based on the specifications of the Company or the customer; and

(c)       Services sufficient to allow the customer to produce product meeting an agreed upon performance specification.  Please be advised that we have not generated any revenue from this line of services as of the date of hereof.  However, we anticipate generating revenue from this line of services in the near future.

A manufacturing plant that produces photovoltaic thin film modules is ordered when (b) and (c) above are provided by the Company (“Complete Factory”) under long-term contract.

If the Company only provides equipment, (a) and/or (b) above, the sale is accounted for as an “Equipment Sale”, and does not fall under the long-term contract category. In this case, the Company is not responsible for the appropriate production of solar modules with required electricity output, but is only responsible for delivering equipment that meets the appropriate specification as per requested by the customer.

The completion of an Equipment Sale or order could take 3 to 9 months (in one or more deliveries as equipment is ready) depending on several factors including capacity of the Company. In this case revenue would be recognized upon shipment. A Complete Factory can be delivered in 9 to 12 months. In this case revenue would be recognized under percentage of completion.

The Company has a few corporate customers that are in the business of delivering a Complete Factory, and use Kraft, the Company’s wholly owned subsidiary, strictly as a subcontractor for producing certain equipment. These sales are considered Equipment Sales and treated as such. By way of example, one such customer ordered all of the equipment required for a Complete Factory at a value of over $4 million from us during 2006. The Kraft deliveries were completed in the period from 2006 to the second quarter of 2007 and were booked as an Equipment Sale.  In addition, a few of our other customers order individual pieces of equipment occasionally. The price range of these orders were between USD $10,000 to USD $1.1 million per order between the period from July 2007 up to the date hereof.

Based on the above, the Company’s production levels can change greatly resulting in significant movements of inventory, receivables or revenue among each quarter or fiscal years.  Since the Company’s production is based solely on specific customer directed orders and not  inventory ready made for resale, the future expected revenue stream cannot be effectively analyzed from a past performance review or in a linear way.

Results of Operations, page 26

3.	Comment:

You indicate that the 138% increase in revenues was "due to the completion of a large related party and other contracts in 2007.”  Please clarify what you mean.  Provide insight into why revenues increased so dramatically and whether you believe such trends will continue.

Response:

The Company advises the Commission of the following, which we will incorporate into our future filings where applicable in response to this comment of the Commission:

The 138% increase in revenue over 2006 is primarily due to completion of a large related party equipment sale totaling $2,751,836. While the Company is pursuing additional business opportunities, given the limited amount of historical business volume we cannot provide assurance that the trend in growth will continue. As the Company shifts primarily from Equipment Sales secured by purchase orders to Factory Sales secured by contracts, management expects that it may become easier to forecast future volume based upon long-term contracts and then established trends.

As detailed in the response to Comment 2 of the Commission, the Company produces individual pieces of equipment based on individual customer’s orders.  Comparison of different financial reporting periods will show significant fluctuations, primarily due to the value of outstanding and completed contracts or orders during the period. Therefore, a comparative percentage analysis does not have much meaning with respect to our future changes in revenue and cannot be used to make predictions based on historical figures or in a linear way. For example, revenue can be four times larger next year if the Company receives a Complete Factory order or it can be half if we receive only orders for production of selected equipment.  Therefore, management is not in the position to predict future revenue flow or make conclusions based on actual figures.  For example, a 138% revenue increase is not dramatic as compared to our $12 million contract with Grupo Unisolar, which is expected to be completed during 2009. However, we can not provide absolute assurance that signed contracts will be completed as expected or predicted. One Complete Factory may exceed $12 million in value but with unexpected financial or technical problems, production may slow down the completion of the contract.  Therefore, prediction by management is difficult at this point in time.

4.	Comment:

Expand your discussion to distinguish between product sales and contract sales. Quantify for readers the amount of revenues derived from manufacturing versus long-term contracts to design, develop and construct manufacturing plants that produce photovoltaic thin film modules.

Response:

The Company advises the Commission of the following, which we will incorporate into our future filings where applicable in response to this comment of the Commission:

All of the Company’s activities have been derived solely from product sales (“Equipment Sales”) through September 30, 2008.  The Company agrees to expand its discussions to separate the two components in the future once the Company begins to deliver a Complete Factory under long-term contract.

As detailed in the Company’s response to Comment 2 of the Commission, the Company will distinguish between Equipment Sales and contract sales (“Complete Factory”).  However, the Company has only Equipment Sales through September 30, 2008.  The Company will expand the explanation of its business in its consolidated financial statements in the future where applicable.

The Company has signed a contract with a customer for the sale of a Complete Factory that can be interpreted as a long-term contract.  Management anticipates that this contract will be fulfilled in 2009.  The Company’s accounting policy is currently under revision due to the new contract and it will be finalized and presented in our consolidated financials statements as of December 31, 2008.

5.	Comment:

Please revise your discussion of the results of operations throughout to quantify the impact of each factor when multiple factors contribute to material fluctuations.  For example, you disclose that the decrease in gross margin from 2006 to 2007 was attributable to the weakening of the U.S. dollar, higher cost of raw materials, and related manufacturing cost but it is unclear the extent to which each factor individually impacted your gross margin.  Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved.  We encourage you to provide quantification of amounts and further clarification throughout your discussion.

Response:

The Company advises the Commission that management will further expand our discussion of the results of operations in detailing each factor which individually impacted our gross margin in our future fillings, where applicable.  Please find the following proposed discussion and analysis in the form of a supplemental response included herein for the year ended December 31, 2007 and for the three and nine months ended September 30, 2008:

For the year ended December 31, 2007:

Our cost of sales for the year ended December 31, 2007 was $4,779,962, or 82.7% of  sales as compared to $1,766,806, or 72.8% of our sales for the year ended December 31, 2006. The $572,178, or 9.9% decrease in gross margin ratio, was attributable primarily to the weakening of the US Dollar representing 8.2%, or $469,186 of the total, while higher cost of raw materials and related manufacturing cost represented the balance of 1.7%, or $102,992.

For the three months ended September 30, 2008:

Our cost of sales for the three months ended September 30, 2008 was $1,345,135, or 72.5% of sales as compared to $733,549, or 88.75% of sales for the three months ended September 30, 2007. The $301,497, or 16.25% improvement in gross margin ratio was attributable to the weakening of the US Dollar representing $152,140, or a 8.2% reduction in margin, offset by lower cost of raw materials and related manufacturing cost representing $453,637, or 24.45% on higher margin product mix as compared to same period last year.

For the nine months ended September 30, 2008:

Our cost of sales for the nine months ended September 30, 2008 was $2,250,864, or 78.4% of our sales as compared to $3,680,806, or 84.2% of our sales for the nine months ended September 30, 2007. The $166,544, or 5.8% improvement in margin ratio from 84.2% during the nine months ended September 30, 2007 to 78.4% during the same period in 2008 was due to the combination of the weakening of the US Dollar representing a $364,675 or 12.70% decrease in margin, which was more than offset by a $531,219 or 18.5% decrease in cost of raw materials and related manufacturing cost on higher margin product mix as compared to same period last year.

6.	Comment:

You indicate that interest expense, net increased mainly due to the issuance of 4,029,000 shares of common stock in exchange for convertible notes payable.  Please provide a more comprehensive discussion of this recognized expense.  In this regard, we note elsewhere that your increase in interest expense is due to the accelerated recognition of debt discount as a result of the conversion.

Response:

The Company proposes the following additions in response to this comment of the Commission:

Interest expense, net, has increased by $3,051,341 for the year ended December 31, 2007 as compared to the same period in 2006.  The increase is primarily due to (i) an accelerated recognition of the associated debt discount relating to our convertible debt due to conversions resulting in $2,255,393 in interest expense, and (ii) a full year amortization of the remaining debt discount in 2007 as compared to less than full year in 2006.

Commitments and contingencies, page 25

7.	Comment:

Please revise your table of contractual cash obligations on page 26 to include estimated principal and interest payments on your debt.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Response:

The Company proposes to provide the following table in our future filings which summarizes the cash commitments described in the above comment from the Commission:

	Debt obligations and related interest (2)	Operational Leases	Employment Agreements (1)	Total
2008	$3,160,200	$249,600	$450,000	$3,859,800
2009	3,221,000	249,600	337,000	3,807,600
2010	-	249,600	112,500	362,100
2011	-	-	-	-
After 2012	-	-	-	-
Total	$6,381,200	$748,800	$899,500	$8,029,500

(1)            Base salary of CEO and CFO.

(2)            Based on the assumption of demand cash payments by note holders.

Controls and Procedures

Changes in Disclosure Controls and Procedures, page 34

8.	Comment:

Please revise the title of this section to make reference to changes in internal control over reporting since that was the nature of the disclosure required by Item 308T(b) of Regulation S-B.  Additionally, it is not appropriate to include any “except for” language in your discussion of changes in internal control over financial reporting.  Please revise this disclosure to include a discussion of all changes in internal control over financial reporting during the fourth fiscal quarter ended December 31, 2007.

Response:

The Company acknowledges that the title of this section should make reference to “Changes in Internal Control over Financial Reporting” in accordance with Item 308T(b) of Regulation S-B.  In addition, the Company acknowledges that it is not appropriate to include any “except for” language in its discussion of changes in internal control over financial reporting and that the Company must include a discussion of all changes in internal control over financial reporting in this section.  Accordingly, the revisions to this section would read as follows:

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission

In the prior year, as a result of comments raised by the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), we determined that accounting errors were made in the accounting for and disclosing of the beneficial conversion feature, warrants issued, common shares issued and corresponding debt discount imbedded in a $1,250,000 convertible note payable assumed in connection with the acquisition of the American Global United, Inc. assets and assumption of the liabilities on June 14, 2006. In addition, the Company erroneously accounted for the net liabilities assumed of $6,681,891 in connection with the acquisition of American United Global, Inc. as a transaction cost and charged the amount to operations. The Company determined the assumption of the net liabilities was not a cost of operations, but a capital transaction incurred in connection with the recapitalization of the Company and has charged the $6,681,891 directly to accumulated deficit.

As a result, in the prior year, we concluded that our disclosure controls were not effective as of the end of the period covered by the prior year report.

In the current year, we implemented the remedial measures set forth below to address the identified material weaknesses and concluded that our disclosure controls were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

As set forth below, there were changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the fiscal year to which this report relates that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In the current year, we implemented the following remedial measures to address the identified material weaknesses set forth above:

•	we reviewed all convertible equity and debt securities to identify any securities that may have embedded beneficial conversion features; and

•
we have improved the supervision and training of our accounting staff to understand and implement accounting requirements, policies and procedures applicable to the accounting and disclosure of convertible securities.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income Loss, page F-3

9.	Comment:

Please revise to separately disclose the amount of revenue and cost of sales generated from related party transactions.

Response:

The Company advises the Commission that management has considered disclosing the revenue from related party transactions and the cost of sales – related party on the face of our consolidated statements of operations.  The Company further advises the Commission that due to the nature of our business and the anticipation of changes to be made on our business transactions, our products and services mix and our customers mix that may vary from period to period, we believe our current presentation of the revenue and cost of sales are appropriate and in accordance with generally accepted accounting principles and adherent to those disclosure requirements of the Commission given that we provide the appropriate footnote disclosure.  As per our response to comments 2 and 3 above, we are anticipating to add an additional line of business which we might consider presenting such on the face of our consolidated statements of operations that we believe will provide more meaningful financial information to our investors.  In addition, we do not anticipate the same level of transactions with Terra Solar and or RESI, our current related parties, as indicated by our three and nine months ended September 30, 2008 transactions when compared to the years of 2007 and 2006 as summarized below.

The Company provides the following two tables to add further clarity to our Notes to the Consolidated Financial Statements under Related Party Transactions for the year ended December 31, 2007 and 2006, and for the three and nine months ended September 30, 2008 and 2007. The first table breaks out revenue into Third Party revenue and Related Party revenue; and the second table breaks out Cost of Sales into Third Party cost of sales and Related Party cost of sales. Please note that there is no correlation between the two tables, i.e., the Third Party cost of sales provides a summary of cost of sales procured from third parties and does not represent the cost of sales for Third Party revenue.

Twelve months ended December 31, 2007 and 2006:

SOLAR THIN FILMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 9 – RELATED PARTY TRANSACTIONS
	2007	2006
REVENUES:
Third party revenue	$2,658,634	$788,404
Related party revenue	3,120,944	1,638,550
TOTAL REVENUES	$5,779,578	$2,426,954

COST OF SALES: Third party cost of sales	$4,680,633	$1,766,806
Related party cost of sales	99,329	0
TOTAL COST OF SALES	$4,779,962	$1,766,806

Related party revenues generated from RESI were $369,108 and $0 for the years ended December 31, 2007 and 2006, respectively.  Related party revenues generated from Terra Solar were $2,751,836 and $1,638,550 for the years ended December 31, 2007 and 2006, respectively.

Related party cost of sales incurred from RESI were $99,329 and $0 for the years ended December 31, 2007 and 2006, respectively.

Three and nine month periods ended September 30, 2008 and 2007:

SOLAR THIN FILMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 9 – RELATED PARTY TRANSACTIONS
	Three months ended September 30,		Nine Months ended September 30,
	2008	2007	2008	2007

REVENUE:
Third party revenue	$1,825,578	$796,815	$2,871,458	$1,590,038
Related party revenue	0	29,793	0	2,781,629
TOTAL REVENUES	$1,825,578	$826,608	$2,871,458	$4,371,667

COST OF SALES: Third party cost of sales	$1,345,135	$733,549	$2,250,864	$3,581,479
Related party cost of sales	0	0	0	99,327
Total cost of sales	$1,345,135	$733,549	$2,250,864	$3,680,806

The Company generated no related party revenue for the three and nine months ended September 30, 2008.  Related party revenues generated from RESI were $29,793 for the three and nine months ended September 30, 2007.  Related party revenues generated from Terra Solar were $0 and $2,751,836 for the three and nine months ended September 30, 2007, respectively.

The Company has incurred no related party cost of sales for the three and nine months ended September 30, 2008.  Related party cost of sales incurred from RESI were $0 and $99,329 for the three and nine months ended September 30, 2007, respectively.

Note 1 - Summary of Significant Accounting Policies, page F-7

10.	Comment:

Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general, selling, and administrative expenses line item.  Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in another line item, such as general, selling, and administrative expenses.

Response:

The Company agrees to expand the accounting policy section of the consolidated financial statements with details of consistently applied calculations of cost of sales (excluding depreciation and amortization), which can be found in the below response to Comment 11 of the Commission.  Due to the characteristic of the operations of the Company, warehousing cost is not applicable to its operations.

Cost categories not included in the cost of sales (excluding depreciation and amortization) are categorized as general, selling and administrative expenses.   Major components of general, selling and administrative expenses are indirect labor costs, rental fees, accounting and consulting fees.

In addition, the Company will include the foregoing as part of its discussion of gross profits in the MD&A:

The Company’s gross profit may not be comparable to those of other entities since some entities include all of the costs related to their distribution network in cost of sales and the Company excludes a portion from cost of sales, classifying them instead in the general, selling, and administrative expenses.

11.           Comment:

Please revise your accounting policy footnotes to clarify that you do not include any depreciation or amortization in your cost of sales and also revise your description of cost of sales on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows:  “Cost of sales (exclusive of items shown separately below)”.  See SAB Topic 11:B.

Response:

The Company will expand the accounting policy disclosure within footnotes to clarify the content of cost of sales as well as general, selling and administrative expenses as follows:

Cost of sales and General, selling and administrative expenses:

Cost of sales includes cost of raw materials, labor, subcontractor work, inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs and absorbed indirect manufacturing cost, as well as installation related travel costs and warranty costs.  General, selling and administrative expenses primarily include indirect labor costs, rental fees, accounting, legal and consulting fees. The Company classifies all of its depreciation and amortization expenses as operating expenses under a separate line item, depreciation and amortization.

The Company believes its accounting policy for depreciation and amortization expenses disclosure and presentation is reasonable and in accordance with generally accepted accounting principles (“GAAP”).  The Company does not believe the need to revise our description of cost of sales on the face of the consolidated statements of operations as it is not specifically required by GAAP and or SEC SAB No. 1, Topic 11B.

12.           Comment:

Your disclosures on page F-9 regarding the adoption of FSP EITF 00-19-2 indicate that you retrospectively applied this standard to your financial statements for the period ended December 31, 2006.  Please tell us, in detail, how you considered the provisions of paragraphs 16-22 of FSP EITF 00-19-2 in determining the accounting for your June 2006 Registration Payment Arrangement as of both December 31, 2006 and December 31, 2007.  Specifically address how you determined the appropriateness of your recognition of the $10.8 million increase to APIC and $9.4 million increase to accumulated deficit for the adoption of FSP EITF 00-19-2 as reflected in your statement of stockholders deficit.

Response:

The Company advises the Commission that it did not apply the adoption of FSP EITF 00-19-2 retrospectively to the period ended December 31, 2006, and only provided in its footnotes, for illustrative purposes, the effect as if effective at December 31, 2006 for comparative purpose only.  The Company proposes revising the footnote as follows (change marked in bold, underlined) to better clarify:

On January 1, 2007, the Company adopted the provisions of FSP EITF 00-19-2 to account for the registration payment arrangement associated with our June 2006 financing (see note 7). On February 13, 2007, the Company became effective with their SB-2 and as such management determined that it was not probable that we would have any additional payment obligations under the June 2006 Registration Payment Arrangement; therefore, additional accrual for contingent obligation is not required under the provisions of FSP EITF 00-19-2. Accordingly, the warrant liability account was eliminated and the comparative consolidated financial statements of prior periods and as of December 31, 2006 are shown below for comparative purposes only as if the adoption of FSP EITF 00-19-2 was applied retrospectively. The following financial statement line items for the years ended December 31, 2007 and 2006 by the change in accounting principle:

We followed the guidance as provided under FSP EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  We initially recorded the fair value of the issued warrants in March and June 2006 as credit to warrant liability, a reclassification of an equity instrument.  At each reporting period, we “marked to market” the warrants to fair value and recorded the related charge (or credit) to operations.  Effective January 1, 2007, we adopted FSP EITF 00-19-2 and reclassified back to equity the initial fair values of the warrants to additional paid in capital and the cumulative reported gains to a charge to the opening accumulated deficit.

13.           Comment:

Please revise your revenue recognition accounting policy footnote on pages F-10 and F-11 to include the disclosures required by Financial Reporting Release Section 206.02.

Response:

The Company advises the Commission that its revenue recognition accounting policy disclosed on pages F-10 and F-11 reflected its current products/equipment sales (defined in the Company’s response to Comment 2 as an “Equipment Sale”) and future long-term contract (defined in the Company’s response to Comment 2 as a “Complete Factory”) revenue recognition.  The Company entered into a long term contract with Grupo Unisolar, S.A. in April 2008, which will constitute a Complete Factory and for which the percentage of completion accounting method will apply.  However, the Company has yet to generate any revenue from this long term contract as of December 31, 2007 and 2006 as well as of September 30, 2008.  Accordingly, the Company believes the below proposed revision is reasonable and in accordance with GAAP.

In our future filings, the Company proposes to revise its disclosure in Note 1 – Revenue Recognition under Summary of Significant Accounting Policies on pages F-10 and F-11 in response to the comments of the Commission to read as follows:

Revenue Recognition

For revenue from product/contract sales (Equipment Sale), the Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104"), which superseded Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101"). SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) Persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured.

Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required. Deferred revenues as of December 31, 2007 and 2006 amounted to $0 and $309,512, respectively. SAB 104 incorporates Emerging Issues Task Force 00-21 (“EITF 00-21"), Multiple-Deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. There were no impact from the implementation of EITF 00-21 on the Company’s financial position and results of operations as there were no such arrangements during 2007 and 2006.

The Company recognizes revenue when persuasive evidence of an arrangement exists, the price to the customer is fixed, collectibility is reasonable assured and title and risk of ownership is passed to the customer, which is usually upon shipment. However, certain customers traditionally have requested to take title and risk of ownership prior to shipment. Revenue for these transactions is recognized only when:

1.	Title and risk of ownership have passed to the customer;

2.	The Company has obtained a written fixed purchase commitment;

3.	The customer has requested the transaction be on a bill and hold basis;

4.	The customer has provided a delivery schedule;

5.	All performance obligations related to the sale have been completed;

6.	The product has been processed to the customer’s specifications, accepted by the customer and made ready for shipment; and

7.	The product is segregated and is not available to fill other orders.

The remittance terms for these “bill and hold” transactions are consistent with all other sales by the Company. There were no bill and hold transactions at December 31, 2007 and 2006.

For Complete Factory sales, we will be using Percentage-of-Completion Accounting method in accordance with the provisions of the American Institute of Certified Public Accountants (“AICPA”) Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." (“SOP 81-1”). Sales to be derived from such long-term fixed-priced contracts to design, develop and construct turnkey manufacturing plants that produce photovoltaic thin film modules in accordance with customer specifications will be recorded using the percentage of completion method as the compounds are delivered (under the units of delivery method). The contract costs related to delivered compounds will be recorded to cost of revenue as the compounds are delivered and revenue is recognized.  The Company had generated no revenues from long-term fixed-priced contracts (Complete Factory) for the years ended December 31, 2007 and 2006.

14.           Comment:

Your disclosures indicate that you may depreciate land.  If so, please provide your basis for this accounting.  Otherwise revise your tabular presentation to clarify that land is not depreciated.  In addition, the range of useful lives for land and building is very broad.  Please breakout this line item into smaller and more meaningful components and separately disclose the range of useful lives for each new category presented.

Response:

The Company advises the Commission that it does not depreciate the value of land. The Company will clarify this fact in the accounting policy and will replace the tabular presentation as follows in its future filings:

The estimated useful lives of property, plant and equipment are as follows:

Land	-
Buildings	50 years
Leasehold improvements	3 to 7 years
Furniture and fixtures	3 to 7 years
Machinery, plant and equipment	3 to 7 years

15.           Comment:

Please provide the enterprise wide disclosures required by paragraphs 37 and 38 of SFAS 131.  Please also disclose the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the enterprise around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated).  Please refer to paragraph 26 of SFAS 131.

Response:

The Company advises the Commission of the following:

•	the Company has reported revenues from external customers based on products or each group of similar products related to the Company’s sole business product line, “Equipment Sale”;

•	the amounts of revenues reported are based on the financial information used to produce the Company’s general-purpose consolidated financial statements;

•	the Company believes the geographic information is impracticable at our current business level and our lack of resources; and

•	the Company’s long lived assets are being used to produce the Company’s general-purpose financial statements and long lived assets are located at our operating subsidiaries in Hungary.

We apply the management approach to the identification of our reportable operating segments as provided in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). This approach requires us to report our segment information based on how our chief decision making officer internally evaluates our operating performance. Our current business segment consists of product/equipment sales only in one single segment.  We will expand our footnote disclosure on our year ending December 31, 2008 consolidated financial statements where applicable.  However, we do not expect to operate under more than one segment reporting business at this point of time.  Management believes our proposed disclosure to be included on our December 31, 2008 consolidated financial statements for “Segment Reporting” is considered appropriate, particularly since the Company only has one single similar products, equipment sales.

In addition, the Company proposes adding the following to revise its disclosure in the Note 1 under Summary of Significant Accounting Policies in response to the comments of the Commission to read as follows in its December 31, 2008 consolidated financial statements:

Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company applies the management approach to the identification of our reportable operating segment as provided in accordance with SFAS No. 131. The information disclosed herein materially represents all of the financial information related to the Company’s principal operating segment.

16.           Comment:

Please revise your EPS accounting policy disclosure on page F-14 to disclose, by type of potentially dilutive security, the number of additional shares that were not included in the computation of diluted EPS for the year ended December 31, 2007, because to do so would have been antidilutive.  See paragraph 40(e) of SFAS 128.  Please also tell us how you included the conversion of your convertible preferred shares in your diluted EPS calculation for the year ended December 31, 2006.

Response:

The Company proposes to revise its EPS disclosure on page F-14 to read as follows:

The Company accounts for net (loss) income per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (“EPS”), which requires presentation of basic and diluted EPS on the face of the statement of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS.

Basic net (loss) income per share is computed by dividing net (loss) income by the weighted average number of shares of common stock outstanding during each period.  It excludes the dilutive effects of potentially issuable common shares such as those related to our convertible notes, warrants and stock options.  Diluted net (loss) income per share is calculated by including potentially dilutive share issuances in the denominator.  However, diluted net (loss) income per share for the year ended December 31, 2007 does not reflect the effects of 1,534,026 shares potentially issuable upon conversion of our convertible preferred shares, 3,221,000 shares potentially issuable upon the conversion of convertible debt and 1,833,334 shares potentially issuable upon the exercise of the Company's stock options and warrants (calculated using the treasury stock method). These potentially issuable shares would have an anti-dilutive effect on our net (loss) income per share.

We have not reflected the effects of 1,534,026 shares potentially issuable upon conversion of the convertible preferred shares in our diluted net (loss) income per share calculation for the year ended December 31, 2006.  Such potentially issuable shares would have an anti-dilutive effect on our net (loss) income per share.

Note 5 - Notes Payable Other, page F-18

17.	Comment:

Please disclose the specific terms of the most stringent and/or material debt covenants in all of your debt agreements, including both your notes payable discussed in note 5 and your convertible notes payable discussed in note 7.  Please include a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date.  Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Response:

The Company advises the Commission of the following:

The note payable described in Note 5 is unsecured and was originally due on April 30, 1999.  The note accrued interest at a rate equal to 8% per annum, with default interest accruing at 10% per annum.  The Company will include the foregoing debt covenants in its future filings with the Commission. Except as set forth above, there are no material debt covenants relating to the note described in Note 5 that have not been previously disclosed.

The Company believes that it has disclosed the specific terms of the most stringent and/or material debt covenants in all of its debt agreements, including the Company’s convertible notes payable discussed in Note 7 of our consolidated financial statements.  The Company believes that none of the notes described in Notes 5 or 7 require ratios or performance indicators that would require presenting in a tabular format.

18.	Comment:

As a related matter, please revise both your financial statements and the liquidity section of your MD&A to disclose why you are in default of your $1.5 million note payable and how you would be impacted if the debt were called by your creditor.

Response:

The Company proposes to revise its financial statements and liquidity section as follows:

The $1.5 million note payable in question was issued in 1996 in connection with the Company's acquisition of a software company that was subsequently liquidated.  The note, which is governed by the laws of New York, was due and payable, including accrued and unpaid interest, in 1999.  The creditor, a shareholder of the software company, orally advised representatives of the Company on or about 2001 that it had "written off the debt", but no formal acknowledgement or correspondence was exchanged between the Company and the creditor terminating the obligation under the note.   The statute of limitations on a debt obligation under New York law is six years.  Although never paid when due in 1999 or thereafter, the Company does not believe that it has any further liability under the note by reason of the expiration of the statute of limitations to bring claims under the note.

Management believes that the disclosure related to the $1.5 million note payable as set forth in the Company’s December 31, 2006 and 2007 year end consolidated financial statements, as well as the Company’s consolidated financial statements as of September 30, 2008, were appropriately presented and disclosed in accordance with GAAP given information available to management at that time.

Note 10 - Minority Interest and Put Liability, page F-26

19.	Comment:

Please disclose how you accounted for the put liability as of December 31, 2007, including the accounting literature you relied upon to support your accounting treatment.

Response:

The Company advises the Commission of the following:

The put liability as of December 31, 2007 is contingent on the Company’s failing to have Solar Thin Power, a majority owned subsidiary, as a publicly listed company by the listing date, within eighteen months from December 19, 2007.  The Company follows the SFAS 5, “Accounting for Contingencies” in accounting for this put liability as of December 31, 2007, which provides that loss contingencies should be recognized as liabilities if they are probable and reasonably estimable.  Such put liability can not be reasonably estimated and it was not a probable or reasonably possible event as of December 31, 2007.  The Company believes its accounting treatment and disclosure is reasonable and in accordance with GAAP.

The Company will revisit this matter when preparing its December 31, 2008 consolidated financial statements and will address the accounting and or disclosures where applicable.

20.	Comment:

Provide a roll forward of your Minority Interest so that readers can better understand transactions that occurred during the periods presented.

Response:

The Company proposes to revise Note 10 – Minority Interest and Put Liability in response to this comment of the Commission in our future filings to read as follows:

Formation of Subsidiary

On October 18, 2007, the Company organized a wholly owned subsidiary, Solar Thin Power, Inc. under the laws of the state of Nevada. On October 24, 2007, Solar Thin Power, Inc. issued 50,000,000 shares of its common stock in exchange for services rendered to the Company and 14,500,000 common shares for services to be performed.  On December 19, 2007, Solar Thin Power, Inc. completed the sale of 6,770,000 shares of its common stock at a net sales price of $0.4946 per share.  In conjunction with the sale of the common stock of Solar Thin Power, Inc., the Company issued 3,385,000 warrants to purchase shares in the Company’s common stock at $3.30 per share for five years.

For the period from October 18, 2007 (date of incorporation) to December 31, 2007, Solar Thin Power, Inc. had total revenue of $0 and total net loss of $57,250.  As of December 31, 2007, the Company owned a 70.15% interest in Solar Thin Power, Inc.  Due to this majority interest, our consolidated financial statements include the balance sheet, results of operations and cash flows of Solar Thin Power, Inc. net of intercompany charges. We therefore eliminated 29.85% of financial results that pertain to the minority interest; the eliminated amount was reported as a separate line on our consolidated statements of operations and balance sheets.

The following table summarizes the changes in Minority Interest from inception to December 31, 2007:

Minority interest at inception of Solar Thin Power	$1,016,585
Current period loss applicable to minority interest	(17,089)
Minority interest as of December 31, 2007	$999,496

Put Liability

Additionally, in conjunction with the sale of the common stock of Solar Thin Power, Inc. at December 19, 2007; the Company agreed to complete a Registration Statement with the Securities Exchange Commission and use its best efforts to have the Registration Statement declared effective within eighteen months (“Effective Date”) of closing.  In the event that Solar Thin Power, Inc. is not a public reporting company by the Effective Date, the Company has agreed to re-acquire, at the option of the shareholders, half of the common stock issued at the aggregate purchase price (“Put Option”).  The Company follows the SFAS No. 5, “Accounting for Contingencies” in accounting for this put liability as of December 31, 2007, which provides that loss contingencies should be recognized as liabilities if they are probable and reasonably estimable.  Such put liability can not be reasonably estimated and it was not a probable or reasonably possible event as of December 31, 2007.

Note 14 - Commitments and Contingencies, page F-30

21.	Comment:

For each of the matters noted in the litigation section of this footnote, please revise to indicate if it is reasonably possible that a loss may have been incurred.  To the extent that is reasonably possible that a loss was incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made.  Refer to paragraph 10 of SFAS 5.

Response:

The Company proposes the addition of the following sentence to its specific litigationmatters:

Management believes the ultimate outcome of this matter will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

22.           Comment:

Please address the above comments in your interim filings as well.

Response:

The Company confirms that it will address the above comments in its future interim filings as well.

Unaudited Condensed Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 8

23.           Comment:

Please revise to provide the disclosures required by paragraphs 32 and 33 of SFAS 157.

Response:

The Company proposes the addition of the following in response to this comment of the Commission:

SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Items recorded or measured at fair value on a recurring basis in the accompanying condensed financial statements consisted of the following items as of September 30, 2008:

	Total	Quoted Prices in Active Markets for Identical Instruments Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3 (A)
Assets:
None	$-	$-	-	-

Liabilities
None	-	-	-	-

24.	Comment:

Please revise your discussion of the $1.5 million investment in CG Solar to explain the primary reasons for your investment and how you determined the value of your interest.  It is unclear how you expect this investment to benefit your business going forward.

Response:

The Company proposes to revise its disclosure in the Note 1 – Summary of Significant Accounting Policies under “Investments” of the unaudited condensed consolidated financial statements of the Company at September 30, 2008 in response to the comments of the Commission to read as follows in future filings:

Investments

As part of the Company’s business strategy to take a minority interest in its customer base and to secure module supply for planned power projects to improve the chances of securing contracts, the Company acquired a 15% interest in CG Solar, formerly WeiHai Blue Star Terra Photovoltaic Co., Ltd, a Sino-Foreign Joint Venture Company organized under the laws of the People’s Republic of China.  The investment of $1,500,000 represented 15% of total committed capital of $10,000,000 and is carried at cost under the cost method of accounting for investment.  Blue Star Glass and China Singyes own the remaining 85% of CG Solar.

The Company supplied equipment to RESI that was utilized in the construction of CG Solar's first a-Si production line. As part of the Company’s strategy to take a minority interest in its customer base and secure module supply for planned power projects, the Company decided to make an investment in CG Solar. This was accomplished by purchasing a 10% interest from Terrasolar for $1 million (representing 10% of the committed capital) and a 5% interest from RESI for $500,000 (representing 5% of the committed capital). The balance of the committed capital was invested by CG Solar's parent, Blue Star Glass, and by a strategic partner, China Singyes. The Company carries the investment at cost. As of the filing date, Management believed that the investment represented a reasonable equity investment on its own account, expected to have preferential access to module output for power projects, and expected to increase the chances of securing contracts to expand the facility in 2009.

Note 5 - Deposit, page 15

25.	Comment:

Please revise your financial statement footnotes and your MD&A discussion of liquidity and capital resources to explain the purpose of $4.1 million purchase of property and equipment.  Please also explain how you intend to secure financing for this purchase in light of your working capital deficiencies, operating losses, net cash outflows from operating activities and your defaulted status on the $1.5 million note payable.

Response:

The Company proposes to revise its disclosure in Note 5 – DEPOSIT of the unaudited condensed consolidated financial statements of the Company at September 30, 2008 in response to the comments of the Commission to read as follows in future filings:

Note 5 – Deposit

On August 20, 2008, the Company entered into a contract (the “Contract”) to purchase certain property, plant and equipment, including all buildings and improvements, all fixtures and equipment attached to the property and certain equipment for a purchase price of $4,550,000.  In conjunction with the purchase, the Company made a wire transfer of a $30,000 non-refundable initial down payment upon signing of the agreement to an escrow account.  In addition, the Company made a $425,000 refundable second down payment, which was subject to an environmental testing result.  The initial closing was scheduled on September 26, 2008.  The closing date has been adjourned in order to complete the Phase I environmental assessment and to address any issues identified.  Subsequently the Company has identified an environmental condition, which it believes may lead to contamination.  The Company was in discussion with the seller, on or prior to the filing of its September 30, 2008 Form 10Q, with regards to the environmental testing result and no decision had been made whether to proceed with the Contract or not  as of September 30, 2008.

The Company proposes to revise its disclosure in the MD&A discussion of liquidity and capital resources of the unaudited condensed consolidated financial statements of the Company at September 30, 2008 in response to the comments of the Commission to read as follows in future filings:

MD&A – Liquidity and Capital Resources

The Company planned to build a manufacturing facility in Ulster County, New York and accordingly, entered into a contract to purchase certain property, plant and equipment from a third party seller.  The Company had originally contemplated identifying a third party investor to participate in a purchase of the property and subsequent leaseback to the Company, and as of September 30, 2008 and through the date of filing of the Company's Form 10-Q on November 14, 2008, this remained Management's goal. However, given certain environmental concerns associated with the building and land, the Company decided not to pursue the acquisition and demanded the return of the second down payment of $425,000 from the escrow account pursuant to the contract terms. Continued decline in financial markets has also reduced interest from third parties regarding a potential purchase and leaseback. The Company will re-evaluate the classification of the escrow deposit in its annual report for the fiscal year ended December 31, 2008.

Note 11 - Related Party Transactions, page 21

26.	Comment:

You disclose that there is a risk of non-payment for $1,197,548 of related party trade receivables until the manufacturing facility passes an acceptance test.  Please tell us how you considered SAB Topics 13B-C in determining that it was appropriate to recognize revenue for this transaction if payment is contingent upon customer acceptance.

Response:

The Company advises the Commission of the following:

The Company has been supplying equipment for a large turnkey project with Blue Star Terra Corporation in China through its strategic partners, RESI and Terra Solar.  The Blue Star contract was originally held by Terra Solar and in April 2007, RESI assumed right and obligations under the contract from Terra Solar.  The Company recognizes revenue upon delivery of its products, i.e., equipments shipped to RESI.  The Company has signed a contract with its customer, RESI, which specifically indicates that work has been completed and accepted upon shipment and payment is not contingent upon acceptance by the final customer, i.e., CG Solar.  In other words, it is RESI’s responsibility to pass an acceptance test by CG Solar, not the Company’s.  The Company believes its revenue recognition is appropriate, consistent with its accounting policy and in accordance with GAAP as the delivery has occurred, the selling price is fixed and determinable and the collectability is reasonably assured.  The Company will add more clarity to its disclosure for the year ending December 31, 2008 consolidated financial statements.

27.	Comment:

Notwithstanding our above concerns about the revenue recognition associated with related party trade receivables contingent upon customer acceptance, please tell us how you determined that it was appropriate to classify the $1.3 million of related party accounts receivable as current as of September 30, 2008 and how you determined that these amounts were recoverable.  We note your disclosure on page 26 that Mr. Kiss has agreed to apply a portion of the proceeds from the sale of his shares to pay a portion of the $1.3 million owed by RESI to you.  Please tell us how you determined that RESI had the ability to pay all amounts owed to you at September 30, 2008.

Response:

The Company advises the Commission as of the following:

The Company believes that its classification of the approximately $1.3 million of related party accounts receivable as a Current Asset as of September 30, 2008 was appropriate based on the facts and circumstances available at that time.  RESI is a privately held company, which is majority owned by Zoltan Kiss, the Company’s former director and as such, no public information is available.  The Company believes, however, based on discussions with RESI management, that RESI generated significant revenue, was profitable and had a substantial order backlog at the time we filed our September 30, 2008 Form 10-Q.  In addition, in August of 2008 the Company reached a Settlement Agreement with RESI. This Settlement Agreement provided for full payment of the $1.3 million outstanding balance. Subsequently, Mr. Kiss provided for the transfer from RESI to the Company of $500,000 in equity in CG Solar, subsequent to which the remaining balance will be reduced to approximately $800,000. The Company will assess the collectability of the accounts receivable due from RESI at year ending December 31, 2008 and will reconsider the appropriateness of the classification at the time the Company is preparing its consolidated financial statements for its Form 10-K filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

28.	Comment:

We note that your revenues for the three months ended September 30, 2008 increased by $1 million over the comparable prior year period but revenues for the nine months ended September 30, 2008 decreased $1.5 million compared to the same prior year period.  Please revise your MD&A to more fully explain the reasons for your fluctuations in revenues between periods.  Please also explain how your inventory balance reflects the trends in your revenues.  We note that your inventory amounted to $402,791 as of September 30, 2008 compared to $191,715 as of December 31, 2007.  Please describe the reasons for this increase in inventory and how you evaluated the need for any impairment on slow moving or obsolete inventory as of September 30, 2008 and on a recurring basis.

Response:

The Company recognizes revenue from product sales (Equipment Sales) on delivery, which is driven by the timing of orders and the ability to fulfill them, which can fluctuate from period to period. Management does not believe there is any seasonal component to this fluctuation.

Three month revenue:

During the three months ended September 30, 2008, we completed and delivered an increased volume of third party product sales (Equipment Sales) as compared to the same prior year period, which resulted in an increase in revenue.

Nine month revenue:

During the nine months ended September 30, 2008, revenue decreased by $1,500,209 as compared to the nine months ended September 30, 2007.  This decrease was primarily due to the completion and delivery of a large related party equipment sale, completed during the first half of 2007.

The Company advises the Commission as of the following:

Operational activity effecting Key Balance Sheet Components

Our inventory increased from $191,715 to $402,791 from December 31, 2007 to September 30, 2008.  The increase is primarily due to a larger amount of in process orders for specific customers as compared to the prior year.  The purchase of materials for inventory is customer specific.  Therefore, costs comprised in inventory are those relating to specific orders in process.

The Company produces customer specific products.  It has a small number of individual pieces of equipment offered to small number of our corporate customers but production is based on actual orders. The production of orders takes 3 to 9 months to complete; therefore, there can be significant fluctuation of inventory, receivables and revenue among the financial reporting quarters.  Due to the nature of our business, actual result in a quarter cannot be an indicative for future periods and comparative analysis cannot be viewed in a linear manner.  As of September 30, 2008, the Company had unfinished product, which was delivered to the customers in beginning of December 2008.  As of December 31, 2007, there were only 2 small value outstanding orders; therefore, the value of our inventory at December 31, 2007 was much smaller.  Management reviews its inventory on a periodic basis and evaluates for impairment on slow moving or obsolete inventory at each reporting period.  However, due to the nature of the Company’s business, slow moving or obsolete inventory is almost nonexistent as our products are made based on customer’s specification.  The Company’s purchases are strongly monitored to ensure that only fully utilized materials will be purchased.

Liquidity and Capital Resources, page 33

29.	Comment:

Please revise your discussion of liquidity and capital resources to more fully explain how you intend to address your working capital deficiencies so that you are able to have sufficient capital on hand to pay your bills as they come due and to fund your operations.  Please refer to Section IV of SEC Release 33-8350 which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

The Company proposes the following added disclosures in response to this comment of the Commission:

Exploitation of potential revenue sources will be financed primarily through the sale of securities and convertible debt, issuance of notes payable and other debt or a combination thereof, depending upon the transaction size, market conditions and other factors.

While we have raised capital to meet our working capital and financing needs in the past, additional financing is required within the next six months in order to meet our current and projected cash flow deficits from operations and development. We have sufficient funds, assuming timely collection of accounts receivable, to conduct our operations for approximately six months.  There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all, or that under current financial conditions we will be able to collect such receivables in a timely fashion.

By adjusting our operations and development to the level of capitalization, we believe we have sufficient capital resources to meet projected cash flow deficits. However, if during that period or thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations liquidity and financial condition.

*   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Robert M. Rubin Robert M. Rubin Chief Financial Officer

cc:	Jeanne Baker, Assistant Chief Accountant
Lisa Haynes, Staff Accountant